FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

September 30, 2014

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended September 30, 2014 of Videotron Ltd.

QUARTERLY REPORT

2014 FISCAL YEAR

    VIDEOTRON LTD.

      CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine-month Period

January 1, 2014 – September 30, 2014

November 7, 2014

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2014 and 2013

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Videotron’s primary sources of revenue include: subscriptions for cable television, cable Internet access and cable and mobile telephony services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2014 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2013 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE JUNE 30, 2014

•	During the third quarter of 2014, revenues grew by 3.7%, adjusted operating income grew by 2.9% and ARPU grew by 5.7%, all compared to the third quarter of 2013.

•

Net additions of 66,900 revenue generating units (RGUs) in the third quarter of 2014 (representing the sum of our cable television, cable Internet, Internet over wireless, cable telephony subscribers, and mobile telephony lines), compared with 43,500 net RGUs added in the same quarter of 2013. Total RGUs were 5,111,600 as of September 30, 2014.

•

The number of subscribers from all major services increased during the third quarter: mobile telephony (38,100 or 6.9%), cable Internet (16,700 or 1.2%), cable telephony (10,000 or 0.8%) and cable television (2,300 or 0.1%).

•	As of September 30, 2014, 589,400 lines were activated on our mobile telephony services, a year-over-year increase of 111,400 (23.3%).

•

On September 10, 2014, Videotron launched its Long Term Evolution (LTE) network. Videotron’s new LTE service reaches nearly 90% of Quebec’s population and supports speeds of up to 150 mbps, enabling consumers and business people to use their mobile devices to their full potential by accessing the best available technology to obtain the fastest data transfer speeds.

•

On August 27, 2014, Videotron introduced the brand-new X8 multi-room HD PVR. Packed with innovative features, including the ability to record eight programs at the same time and store up to 2 terabytes, the X8 is taking the television viewing experience to the next level.

•	On July 16, 2014, Videotron announced revamped residential Internet access plans. Its new Hybrid Fiber plans make very high Internet access speeds even more affordable.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and average monthly revenue per user (“ARPU”) are not calculated in accordance with, or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other special items, income taxes and income or loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is recognized under IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues. Measures like adjusted operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below presents a reconciliation of adjusted operating income to net income as presented in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Adjusted operating income	$338.8	$329.4	$1,004.5	$962.5
Amortization	(149.9)	(143.0)	(443.2)	(416.3)
Financial expenses	(41.2)	(39.9)	(125.8)	(132.8)
Gain (loss) on valuation and translation of financial instruments	2.0	(9.8)	1.6	(146.5)
Loss on debt refinancing	–	–	(21.4)	(18.9)
Restructuring of operations and other special items	(0.5)	0.6	(1.0)	0.1
Income tax expense	(24.6)	(22.0)	(64.1)	(30.1)
(Loss) income from discontinued operations	–	(0.7)	–	40.4
Net income	$124.6	$114.6	$350.6	$258.4

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access and cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access and cable and mobile telephony revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2014/2013 Third Quarter Comparison

Customer statistics

Cable television – The combined customer base for cable television services increased by 2,300 (0.1%) in the third quarter of 2014 (compared with a decrease of 2,000 (0.1%) in the third quarter of 2013). As of September 30, 2014, our cable network had a household penetration rate (number of subscribers as a proportion of the 2,767,100 total homes passed) of 64.9% compared with 67.0% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,549,000 at the end of the third quarter of 2014, an increase of 19,300 or (1.3%) during the period (compared with an increase of 15,600 (1.0%) in the third quarter of 2013) and a year-over-year increase of 31,400 (2.1%). As of September 30, 2014, 86.2% of our cable television customers were subscribers to our illico Digital TV services, compared with 82.9% as of September 30, 2013. Illico Digital TV had a household penetration rate of 56.0% at the end of September 2014, compared with 55.5% as of September 30, 2013.

•

The customer base for analog cable television services decreased by 17,000 (6.4%) in the third quarter of 2014 (compared with a decrease of 17,600 customers (5.3%) in the third quarter of 2013) and a year-over-year decrease of 65,500 (20.9%).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,432,300 at the end of the third quarter of 2014, an increase of 16,700 (1.2%) in the quarter (compared with an increase of 12,800 (0.9%) during the third quarter of 2013) and a year-over-year increase of 24,100 (1.7%). As of September 30, 2014, cable Internet access services had a household penetration rate of 51.8%, compared with 51.5% as of September 30, 2013.

Cable telephony services – The number of subscribers to cable telephony services stood at 1,286,200 at the end of the third quarter of 2014, an increase of 10,000 (0.8%) in the quarter (compared with an increase of 6,500 (0.5%) in the same quarter of 2013) and a year-over-year increase of 5,000 (0.4%). As of September 30, 2014, cable telephony services had a household penetration rate of 46.5%, compared with 46.9% as of September 30, 2013.

Mobile telephony services – As of September 30, 2014, 589,400 lines were activated on our mobile telephony services, an increase of 38,100 (6.9%) in the quarter (compared with an increase of 26,900 (6.0%) in the same quarter of 2013) and a year-over-year increase of 111,400 (23.3%).

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Sept. 14	June 14	March 14	Dec. 13	Sept. 13	June 13	March 13	Dec. 12
Cable television:
Analog	247.3	264.3	278.4	293.7	312.8	330.4	348.9	370.4
Digital	1,549.0	1,529.7	1,532.7	1,531.4	1,517.6	1,502.0	1,500.3	1,484.6
Total cable television	1,796.3	1,794.0	1,811.1	1,825.1	1,830.4	1,832.4	1,849.2	1,855.0
Cable Internet	1,432.3	1,415.6	1,419.2	1,418.3	1,408.2	1,395.4	1,397.3	1,387.7
Internet over wireless	7.4	7.6	7.1	7.2	7.1	7.8	7.0	7.1
Cable telephony	1,286.2	1,276.2	1,280.4	1,286.1	1,281.2	1,274.7	1,274.0	1,264.9
Mobile telephony (in thousands of lines)	589.4	551.3	521.6	503.3	478.0	451.1	420.9	402.6

Revenue generating units (RGUs)	5,111.6	5,044.7	5,039.4	5,040.0	5,004.9	4,961.4	4,948.4	4,917.3

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues: $708.7 million, an increase of $25.4 million (3.7%) compared with the third quarter of 2013.

Combined revenues from cable television services decreased by $5.8 million (2.1%) to $264.8 million mainly due to a lower combined customer base for cable television services and a decrease in revenues from pay television, video-on-demand and pay-per-view services. These decreases were partially offset by higher rental revenues from our set-top boxes and higher revenues per customer.

Revenues from Internet access services increased by $13.5 million (6.6%) to $219.6 million mainly due to an increase in overage fees, higher revenues from wholesale access, customer growth and higher revenues per customer.

Revenues from cable telephony services decreased by $1.3 million (1.1%) to $118.5 million mainly due to a decrease in long-distance call revenues.

Revenues from mobile telephony services increased by $17.7 million (30.5%) to $75.7 million essentially due to customer growth.

Revenues from business solutions increased by $0.3 million (1.9%) to $16.2 million.

Revenues from sales of customer premises equipment increased by $0.8 million (7.6%) to $11.3 million mainly due to mobile devices.

Other revenues increased by $0.4 million (18.2%) to $2.6 million.

Monthly combined ARPU: $126.02 in the third quarter of 2014, compared with $119.24 in the same quarter of 2013, an increase of $6.78 (5.7%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in Internet services.

Adjusted operating income: $338.8 million in the third quarter of 2014, an increase of $9.4 million (2.9%) compared to the same quarter of 2013.

•	This increase was primarily due to:

•	revenue increase, as detailed above; and

•	net decrease in employee costs due to higher capitalization to fixed assets and intangible assets.

Partially offset by:

•	increase in marketing costs; and

•	increase in losses on the sale of mobile devices. The acquisition cost per new subscriber connection on our mobile network is $484.

Employee costs, expressed as a percentage of revenues: 11.5% in the third quarter of 2014 compared with 12.0% in the same quarter of 2013.

•	Employee costs as a proportion of revenues slightly decreased primarily due to:

•	increase in employee costs capitalized to fixed assets and intangible assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Purchase of goods and services, expressed as a percentage of revenues: 40.6% in the third quarter of 2014 compared with 39.8% in the same quarter of 2013.

•	Purchase of goods and services as a proportion of revenues increased, primarily due to:

•	increase in losses on the sale of mobile devices; and

•	increase in marketing costs.

Amortization charge: $149.9 million in the third quarter of 2014, an increase of $6.9 million (4.8%) compared with the same quarter of 2013.

•	The increase was mainly due to:

•	amortization of illico Digital TV set-top boxes following the continuing success of our rental program; and

•	increase in fixed assets, mostly related to the modernization and expansion of our wireline and wireless networks.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial expenses (primarily comprised of interest on long-term debt): $41.2 million in the third quarter of 2014, an increase of $1.3 million (3.3%) compared with the same quarter of 2013.

•	The increase was mainly due to:

•	$1.0 million increase in interest expenses, due to higher indebtedness, partially offset by a lower average interest rate on our indebtedness; and

•	$0.7 million increase in losses on foreign currency translation on short-term monetary items.

Partially offset by:

•	$0.7 million decrease in the interest cost on defined benefit plans.

Gain or loss on valuation and translation of financial instruments: $2.0 million gain in the third quarter of 2014, compared with a $9.8 million loss in the same quarter of 2013, a favourable variance of $11.8 million.

•

The change was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments.

Income tax expense: $24.6 million expense (effective tax rate of 16.5%) in the third quarter of 2014, compared with $22.0 million (effective tax rate of 16.0%) in the same quarter of 2013.

•	The increase of $2.6 million was mainly due to:

•	$3.2 million related to an increase in taxable income; and

•	$1.9 million related to non-taxable items, items deductible at a lower tax rate, and other items.

Partially offset by:

•	$2.5 million decrease due to tax consolidation arrangements with our parent corporation and affiliated corporations.

Net income attributable to shareholder: $124.6 million, an increase of $10.1 million (8.9%).

•	The increase was mainly due to:

•	$11.8 million favourable variance in gain or loss on valuation and translation of financial instruments;

•	$9.4 million increase in adjusted operating income; and

•	$0.7 million favourable variance in income or loss from discontinued operations.

Partially offset by:

•	$6.9 million increase in amortization charges;

•	$2.6 million increase in income taxes;

•	$1.3 million increase in financial expenses; and

•	$1.1 million unfavourable variance in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

2014/2013 Year-to-date Comparison

Revenues: $2,096.6 million, an increase of $78.0 million (3.9%) compared with the same period of 2013.

Combined revenues from cable television services decreased by $7.3 million (0.9%) to $806.7 million mainly due to a lower combined customer base for cable television services and a decrease in revenues from pay television, video-on-demand and pay-per-view services. These decreases were partially offset by higher rental revenues from our set-top boxes and higher revenues per customer.

Revenues from Internet access services increased by $37.5 million (6.2%) to $646.0 million mainly due to increase in overage fees, higher revenues from wholesale access, customer growth and higher revenues per customer.

Revenues from cable telephony services decreased by $0.5 million (0.1%) to $354.6 million mainly due to a decrease in long-distance call revenues, partially offset by a price increase in basic services.

Revenues from mobile telephony services increased by $43.2 million (26.8%) to $204.2 million essentially due to customer growth.

Revenues from business solutions increased by $1.2 million (2.5%) to $48.9 million.

Revenues from sales of customer premises equipment increased by $3.3 million (12.8%) to $29.1 million mainly due to mobile devices.

Other revenues increased by $0.6 million (9.2%) to $7.1 million.

Monthly combined ARPU: $123.77 for the first nine months of 2014, compared with $116.98 in the same period of 2013, an increase of $6.79 (5.8%). This growth is mainly explained by an increase in customers subscribing to two or more services and price increases in television and Internet services.

Adjusted operating income: $1,004.5 million for the first nine months of 2014, an increase of $42.0 million (4.4%) compared to the same period of 2013.

•	This increase was primarily due to:

•	revenue increase, as detailed above; and

•	net decrease in employee costs due to higher capitalization to fixed assets and intangible assets.

Partially offset by:

•	increase in marketing costs;

•	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees; and

•	increase in losses on the sale of mobile devices. The acquisition cost per new subscriber connection on our mobile network is $484.

Employee costs, expressed as a percentage of revenues: 12.1% for the first nine months of 2014 compared with 12.8% in the same period of 2013.

•	Employee costs as a proportion of revenues slightly decreased primarily due to:

•	increase in employee costs capitalized to fixed assets and intangible assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Purchase of goods and services, expressed as a percentage of revenues: 40.0% for the first nine months of 2014 compared with 39.5% in the same period of 2013.

•	Purchase of goods and services as a proportion of revenues increased, primarily due to:

•	increase in losses on the sale of mobile devices;

•	increase in marketing costs; and

•	non-recurring adjustments recorded in the second quarter of 2013 mainly related to CRTC licence fees.

MANAGEMENT DISCUSSION AND ANALYSIS

Amortization charge: $443.2 million in the first nine months of 2014, an increase of $26.9 million (6.5%) compared with the same period of 2013.

•	The increase was mainly due to:

•	amortization of illico Digital TV set-top boxes following the continuing success of our rental program; and

•	increase in fixed assets, mostly related to the modernization and expansion of our wireline and wireless networks.

Financial expenses (primarily comprised of interest on long-term debt): $125.8 million in the first nine months of 2014, a decrease of $7.0 million (5.3%) compared with the same period of 2013.

•	The decrease was mainly due to:

•	$3.5 million decrease in interest expenses, mainly due to a lower average interest rate on our indebtedness, partially offset by higher indebtedness;

•	$2.2 million decrease in the interest cost on defined benefit plans; and

•	$0.8 million increase in net dividend income from the parent corporation, due to changes in tax consolidation arrangements.

Gain or loss on valuation and translation of financial instruments: $1.6 million gain in the first nine months of 2014, compared with a $146.5 million loss in the same period of 2013, a favourable variance of $148.1 million.

•

The change was mainly due to the variance in the fair value of early settlement options caused by fluctuations in valuation assumptions, including interest rates and credit premiums implicit in the adjusted prices of the underlying instruments, and to the favourable variation on loss on reversal of embedded derivatives upon debt redemption.

Income tax expense: $64.1 million (effective tax rate of 15.5%) in the first nine months of 2014, compared with $30.1 million (effective tax rate of 12.1%) in the same period of 2013.

•	The increase of $34.0 million was mainly due to:

•	$44.8 million related to an increase in taxable income; and

•	$3.5 million related to non-taxable items, items deductible at a lower tax rate, and other items.

Partially offset by:

•	$14.3 million decrease due to tax consolidation arrangements with our parent corporation and affiliated corporations.

Net income attributable to shareholder: $350.6 million, an increase of $92.5 million (35.8%).

•	The increase was mainly due to:

•	$148.1 million favourable variance in gain or loss on valuation and translation of financial instruments;

•	$42.0 million increase in adjusted operating income; and

•	$7.0 million decrease in financial expenses.

Partially offset by:

•	$40.4 million decrease in income from discontinued operations;

•	$34.0 million increase in income taxes;

•	$26.9 million increase in amortization charge;

•	$2.5 million increase in loss on debt refinancing; and

•	$1.1 million increase in restructuring of operations and other special items.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as an analysis of our financial position as of the balance sheet date.

Operating Activities

Third quarter 2014

Cash flows provided by operating activities: $338.2 million in the third quarter of 2014, compared with $282.7 million in the same quarter of 2013, an increase of $55.5 million (19.6%).

•	The increase was mainly due to:

•	$68.3 million favourable variance in non-cash balances related to operations, mainly due to a $70.0 million favourable net variation in accounts payable and accrued charges; and

•	$9.4 million increase in adjusted operating income.

Partially offset by:

•	$19.3 million increase in current income tax expenses; and

•	$2.9 million unfavourable variance on other items.

Year to date

Cash flows provided by operating activities: $800.2 million in the first nine months of 2014, compared with $698.7 million in the same period of 2013, an increase of $101.5 million (14.5%).

•	The increase was mainly due to:

•

$51.6 million favourable variance in non-cash balances related to operations, mainly due to a $86.5 million favourable variation in income taxes payable, a $34.0 million favourable variation in inventories, a $10.2 million favourable net variation in accounts receivable and payable to affiliated corporations, and a $3.6 million favourable variation in other items; partially offset by a $82.7 million unfavourable variation in income taxes payable;

•	$42.0 million increase in adjusted operating income;

•	$5.5 million decrease in cash financial expenses; and

•	$2.4 million favourable variance on other items.

Working capital: Negative $130.7 million as of September 30, 2014 compared with negative $195.4 million as of December 31, 2013. The difference mainly reflects the impact of settlement of the derivative financial instruments due in January 2014, the decrease in accounts payable and accrued charges and the decrease in income taxes payable, partially offset by a decrease in cash and cash equivalents, partly due to the acquisition of 700 MHz operating licences.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Third quarter 2014

Additions to fixed assets: $163.2 million in the third quarter of 2014, compared with $124.0 million in the same quarter of 2013. The increase is mainly explained by investments made on our recently-launched LTE network and our Internet infrastructure.

Additions to intangible assets: $15.9 million in the third quarter of 2014, compared with $29.1 million in the same quarter of 2013. The decrease is mainly explained by a payment of $15.9 million made in third quarter of 2013 for the acquisition of 700 MHz operating licenses.

Net proceeds from business disposal: In the third quarter of 2013, $5.1 million incremental net proceeds from the sale of the specialized web sites jobboom.com and reseaucontact.com.

Year to date

Additions to fixed assets: $462.2 million in the first nine months of 2014, compared with $396.3 million in the same period of 2013. The increase is mainly explained by investments made on our recently-launched LTE network and our Internet infrastructure.

Additions to intangible assets: $271.0 million in the first nine months of 2014, compared with $52.7 million in the same period of 2013. In 2014, the Corporation acquired 700 MHz operating licenses, for which total payments of $217.4 million were made during the first nine months of 2014 ($15.9 million in the same period of 2013). The variance is also due to various software upgrade projects and licence purchases during the first nine months of 2014, in addition to the development of our LTE technology platform.

Net proceeds from business disposal: In the first nine months of 2013, $50.3 million net proceeds from the sale of the specialized web sites jobboom.com and reseaucontact.com.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $452.4 million increase during the first nine months of 2014.

•	Summary of debt increases during the first nine months of 2014:

•

issuance, on April 9, 2014, of US$600.0 million aggregate principal amount of Senior Notes for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Notes bear interest at 5.375% per annum and mature on June 15, 2024; and

•	$79.0 million unfavourable impact of exchange rate fluctuations.

•	Summary of debt reductions during the same period:

•	redemption and retirement, on April 24, 2014, of US$260.0 million aggregate principal amount of 9.125% Senior Notes due in April 2018; and

•	repayment of $5.4 million of borrowings under a bank credit facility.

Dividends: Net increase of $48.1 million in cash distributions to our parent corporation in the first nine months of 2014 compared with the same period of 2013.

Assets and liabilities related to derivative financial instruments: Net asset of $25.5 million as of September 30, 2014, compared with a net liability of $163.9 million as of December 31, 2013, a $189.4 million favourable variance.

•	The variance was mainly due to:

•	settlement of the hedging contracts due in January 2014; and

•	favourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Position as of September 30, 2014

Net available liquid assets: $791.7 million for the Corporation and its wholly owned subsidiaries, consisting of $217.0 million in cash and cash equivalents and $574.7 million in unused availabilities under credit facilities.

Consolidated debt (long-term debt plus bank indebtedness): $2,851.5 million as of September 30, 2014, an increase of $452.4 million; $189.4 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of September 30, 2014, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending September 30

(in millions of dollars)

2015	$10.7
2016	206.7
2017	10.7
2018	94.1
2019	–
2020 and thereafter	2,568.0
Total	$2,890.2

The weighted average term of Videotron’s consolidated debt was approximately 7.5 years as of September 30, 2014 (6.9 years as of December 31, 2013). The debt consisted of approximately 92.2% fixed-rate debt (83.6% as of December 31, 2013) and 7.8% floating-rate debt (16.4% as of December 31, 2013).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries.

Distributions to our shareholder: We paid $410.0 million in dividends to our shareholder, Quebecor Media, in the first nine months of 2014, compared with total cash distributions of $361.9 million in the same period of 2013.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of September 30, 2014

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between September 30, 2014 and December 31, 2013

(in millions of dollars)

	September 30, 2014	December 31, 2013	Variance	Variance detail
Assets

Cash and cash equivalents	$218.7	$322.5	$(103.8)	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Accounts receivable from affiliated corporations	85.1	26.1	59.0	Increase in dividends receivable under tax consolidation arrangements

Fixed assets	2,945.5	2,892.1	53.4	Additions of fixed assets related to our LTE network, Internet infrastructure and illico set-top boxes, net of amortization

Intangible assets	824.1	640.0	184.1	Acquisition of 700 MHz spectrum licences, partially offset by amortization of AWS spectrum licences

Derivative financial instruments[1]	25.5	(163.9)	189.4	See “Financing Activities” above

Liabilities

Accounts payable and accrued charges	347.4	408.6	(61.2)	Impact of current variances in activity

Accounts payable to affiliated corporations	112.2	38.3	73.9	Increase in interest payable under tax consolidation arrangements

Income taxes	57.8	84.5	(26.7)	Impact of income tax payments, partially offset by income tax expense

Long-term debt, including short-term portion	2,851.5	2,399.1	452.4	See “Financing Activities” above

[1]	Current and long-term liabilities less long-term assets

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of September 30, 2014, our material contractual obligations included capital repayment and interest on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of September 30, 2014

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$347.4	$347.4	$–	$–	$–
Amounts payable to affiliated corporations	112.2	112.2	–	–	–
Bank credit facility	42.9	10.7	21.5	10.7	–
6 3/8% Senior Notes due December 15, 2015	195.9	–	195.9	–	–
9 1/8% Senior Notes due April 15, 2018	83.4	–	–	83.4	–
7 1/8% Senior Notes due January 15, 2020	300.0	–	–	–	300.0
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	896.0	–	–	–	896.0
5 3/8% Senior Notes due June 15, 2024	672.0	–	–	–	672.0
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
Interest payments[2]	1,243.5	118.9	316.2	300.1	508.3
Derivative financial instruments[3]	(41.4)	4.6	19.4	40.7	(106.1)
Lease commitments	175.6	35.8	48.5	36.9	54.4
Services and capital equipment commitments	296.6	61.9	80.1	53.4	101.2

Total contractual cash obligations	$5,024.1	$691.5	$681.6	$525.2	$3,125.8
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimate of interest to be paid on long-term debt is based on hedged and unhedged interest rates and hedged foreign exchange rates as of September 30, 2014.

[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2014, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $19.9 million ($22.0 million in the same quarter of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $2.6 million ($2.5 million in the same quarter of 2013).

MANAGEMENT DISCUSSION AND ANALYSIS

During the first nine months of 2014, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $61.8 million ($58.2 million in the same period of 2013), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $8.6 million ($8.7 million in the first nine months of 2013). These transactions were concluded and accounted for at the settlement amount.

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost basis.

In the third quarter of 2014, Videotron incurred management fees of $9.4 million ($11.3 million in the third quarter of 2013) with its parent corporation. During the first nine months of 2014, Videotron incurred management fees of $32.1 million ($33.8 million in the first nine months of 2013).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments. As a result of its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risks relating to foreign exchange fluctuations and interest rate fluctuations.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2014 and December 31, 2013 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	September 30, 2014		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(2,890.2)	$(2,932.6)	$(2,438.5)	$(2,486.0)
Derivative financial instruments
Early settlement options	11.1	11.1	11.8	11.8
Foreign exchange forward contracts[3]	2.5	2.5	1.8	1.8
Cross-currency interest rate swaps[3]	23.0	23.0	(165.7)	(165.7)
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months and nine months ended September 30, 2014 and 2013 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
(Gain) loss on embedded derivatives	$(0.1)	$9.8	$(0.5)	$80.4
(Gain) loss on reversal of embedded derivative upon debt redemption	–	–	(0.6)	67.0
(Gain) loss on derivative financial instruments for which hedge accounting is not used	–	(0.2)	3.1	0.4
Gain on the ineffective portion of fair value hedge	(0.4)	–	(2.1)	–
(Gain) loss on the ineffective portion of cash flow hedges	(1.5)	0.2	(1.5)	(1.3)
	$(2.0)	$9.8	$(1.6)	$146.5

A loss of $0.8 million was recorded under other comprehensive income in the third quarter of 2014 in relation to cash flow hedging relationships (loss of $7.0 million in the same quarter of 2013). For the nine months ended September 30, 2014, a loss of $4.4 million was recorded (loss of $19.2 million in the corresponding period of 2013).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

MANAGEMENT DISCUSSION AND ANALYSIS

Changes in Accounting Policies

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Recent Accounting Pronouncements

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The Corporation has not yet completed its assessment of the impact of the adoption of this standard.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied for periods beginning on or after January 1, 2017.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Corporation has not yet completed its assessment of the impact of the adoption of this standard.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended September 30			Nine months ended September 30
	Note	2014	2013	2014	2013
			(restated, note 6)		(restated, note 6)
Revenues
Cable television		$264,803	$270,637	$806,660	$813,999
Internet		219,571	206,146	646,026	608,548
Cable telephony		118,483	119,834	354,558	355,056
Mobile telephony		75,744	57,958	204,185	161,007
Business solutions		16,218	15,923	48,880	47,702
Equipment sales		11,297	10,533	29,109	25,809
Other		2,559	2,185	7,132	6,537
		708,675	683,216	2,096,550	2,018,658

Employee costs	3	81,839	82,071	253,953	258,322
Purchase of goods and services	3	288,051	271,810	838,108	797,900
Amortization		149,938	143,035	443,157	416,297
Financial expenses	4	41,230	39,861	125,810	132,774
(Gain) loss on valuation and translation of financial instruments	5	(1,996)	9,767	(1,571)	146,516
Loss on debt refinancing	8	–	–	21,403	18,912
Restructuring of operations and other special items		453	(618)	967	(120)
Income before income taxes		149,160	137,290	414,723	248,057

Income taxes
Current		42,704	23,427	75,225	76,381
Deferred		(18,150)	(1,468)	(11,137)	(46,283)
		24,554	21,959	64,088	30,098
Income from continuing operations		124,606	115,331	350,635	217,959
(Loss) income from discontinued operations		–	(681)	–	40,444

Net income		$124,606	$114,650	$350,635	$258,403
Net income from continuing operations attributable to
Shareholder		$124,603	$115,139	$350,630	$217,668
Non-controlling interests		3	192	5	291

Net income attributable to
Shareholder		$124,603	$114,458	$350,630	$258,112
Non-controlling interests		3	192	5	291

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2014	2013	2014	2013
			(restated, note 6)		(restated, note 6)
Net income		$124,606	$114,650	$350,635	$258,403
Other comprehensive (loss) income:
Items that may be reclassified to income:
Cash flows hedges:
Loss on valuation of derivative financial instruments		(764)	(7,024)	(4,426)	(19,213)
Deferred income taxes		(6,179)	1,658	(4,986)	(663)
Items that will not be reclassified to income:
Defined benefit plans:
Actuarial gain		–	30,000	–	30,000
Deferred income taxes		–	(8,000)	–	(8,000)
Reclassification to income:
Loss (gain) related to cash flow hedges	8	–	–	1,640	(6,516)
Deferred income taxes		–	–	(1,679)	199

		(6,943)	16,634	(9,451)	(4,193)
Comprehensive income		$117,663	$131,284	$341,184	$254,210

Comprehensive income attributable to
Shareholder		$117,660	$131,092	$341,179	$253,919
Non-controlling interests		3	192	5	291

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 9)	Retained earnings	Accumulated other comprehensive loss (note 11)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2012	$3,401	$788,894	$(19,026)	$1,037	$774,306

Net income	–	258,112	–	291	258,403

Other comprehensive loss	–	–	(4,193)	–	(4,193)

Dividends	–	(361,880)	–	(154)	(362,034)

Balance as of September 30, 2013	3,401	685,126	(23,219)	1,174	666,482

Net income	–	118,436	–	16	118,452

Other comprehensive income	–	–	14,110	–	14,110

Related party transaction (note 6)	–	22,953	–	–	22,953

Dividends	–	–	–	(247)	(247)
Balance as of December 31, 2013	3,401	826,515	(9,109)	943	821,750

Net income	–	350,630	–	5	350,635

Other comprehensive loss	–	–	(9,451)	–	(9,451)

Dividends	–	(410,000)	–	(155)	(410,155)

Balance as of September 30, 2014	$3,401	$767,145	$(18,560)	$793	$752,779

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

Three months ended September 30				Nine months ended September 30
	Note	2014	2013	2014	2013
			(restated, note 6)		(restated, note 6)

Cash flows related to operating activities
Net income from continuing operations		$124,606	$115,331	$350,635	$217,959
Adjustments for:
Amortization of fixed assets		122,036	115,747	361,040	335,741
Amortization of intangible assets		27,902	27,288	82,117	80,556
(Gain) loss on valuation and translation of financial instruments	5	(1,996)	9,767	(1,571)	146,516
Amortization of financing costs and long-term debt discount	4	1,147	1,124	3,554	4,029
Deferred income taxes		(18,150)	(1,468)	(11,137)	(46,283)
Loss on debt refinancing	8	–	–	21,403	18,912
Other		557	1,157	2,687	1,411
		256,102	268,946	808,728	758,841
Net change in non-cash balances related to operating activities		82,081	13,759	(8,538)	(60,129)
Cash flows provided by continuing operating activities		338,183	282,705	800,190	698,712

Cash flows related to investing activities
Additions to fixed assets		(163,183)	(124,009)	(462,160)	(396,347)
Additions to intangible assets	7	(15,922)	(29,113)	(270,954)	(52,706)
Net proceeds from business disposal		–	5,068	–	50,318
Other		643	542	2,528	11,036
Cash flows used in continuing investing activities		(178,462)	(147,512)	(730,586)	(387,699)

Cash flows related to financing activities
Net change under revolving credit facility		–	–	(5,357)	(5,357)
Issuance of long-term debt, net of financing fees	8	–	–	654,475	394,820
Repayment of long-term debt	8	–	(417,833)	(295,446)	(417,833)
Settlement of hedging contracts		–	4,335	(116,833)	22,880
Dividends		(45,000)	(5,130)	(410,000)	(361,880)
Other		–	(7)	(182)	(975)
Cash flows used in continuing financing activities		(45,000)	(418,635)	(173,343)	(368,345)

Net change in cash and cash equivalents from continuing operations		114,721	(283,442)	(103,739)	(57,332)

Cash flows provided by discontinued operations		–	(686)	–	3,178

Cash and cash equivalents at beginning of period		104,009	393,205	322,469	163,231
Cash and cash equivalents at end of period		$218,730	$109,077	$218,730	$109,077

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in thousands of Canadian dollars)

(unaudited)

Three months ended September 30			Nine months ended September 30
	2014	2013	2014	2013
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash (bank overdraft)	$49,241	$(12,322)	$49,241	$(12,322)
Cash equivalents	169,489	121,399	169,489	121,399
	$218,730	$109,077	$218,730	$109,077

Interest and taxes reflected as operating activities
Cash interest payments	$24,473	$22,992	$108,676	$111,480
Cash income tax payments (net of refunds)	18,977	(1,960)	100,963	19,556

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2014	December 31, 2013
Assets

Current assets
Cash and cash equivalents		$218,730	$322,469
Accounts receivable		255,801	250,170
Income taxes		472	1,615
Amounts receivable from affiliated corporations		85,115	26,113
Inventories		78,317	94,260
Prepaid expenses		32,130	26,941
Total current assets		670,565	721,568

Non-current assets
Investments	12	2,280,000	2,280,000
Fixed assets		2,945,535	2,892,118
Intangible assets	7	824,136	640,030
Goodwill		429,252	429,252
Derivative financial instruments		90,083	29,638
Other assets		32,058	36,790
Total non-current assets		6,601,064	6,307,828
Total assets		$7,271,629	$7,029,396

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	September 30, 2014	December 31, 2013

Liabilities and Equity

Current liabilities
Accounts payable and accrued charges		$347,408	$408,621
Amounts payable to affiliated corporations		112,160	38,338
Provisions		10,296	10,757
Deferred revenue		262,881	247,753
Income taxes		57,777	84,522
Derivative financial instruments		—	116,230
Current portion of long-term debt	8	10,714	10,714
Total current liabilities		801,236	916,935

Non-current liabilities
Long-term debt	8	2,840,762	2,388,391
Subordinated loan from parent corporation	12	2,280,000	2,280,000
Derivative financial instruments		64,558	77,278
Deferred income taxes		487,606	492,078
Other liabilities		44,688	52,964
Total non-current liabilities		5,717,614	5,290,711
Total liabilities		6,518,850	6,207,646

Equity
Capital stock	9	3,401	3,401
Retained earnings		767,145	826,515
Accumulated other comprehensive loss	11	(18,560)	(9,109)
Equity attributable to shareholder		751,986	820,807
Non-controlling interest		793	943
Total equity		752,779	821,750
Subsequent event	12
Total liabilities and equity		$7,271,629	$7,029,396

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Quebec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada and operates in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2013 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on November 5, 2014.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2014.

2.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Change in accounting policy

On January 1, 2014, the Corporation adopted retrospectively IFRIC 21 – Levies, which clarifies the timing of accounting for a liability for outflow of resources that is imposed by governments in accordance with legislation, based on the activity that triggers the payment. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Recent accounting pronouncements

(i)	IFRS 9 – Financial Instruments is required to be applied retrospectively, with early adoption permitted.

IFRS 9 simplifies the measurement and classification of financial assets by reducing the number of measurement categories in IAS 39, Financial Instruments: Recognition and Measurement. The new standard also provides for a fair value option in the designation of a non-derivative financial liability and its related classification and measurement, as well as for a new hedge accounting model more closely aligned with risk management activities undertaken by entities. The Corporation has not yet completed its assessment of the impact of the adoption of this standard.

(ii)	IFRS 15 – Revenue from Contracts with Customers is required to be applied for periods beginning on or after January 1, 2017.

IFRS 15 specifies how and when an entity will recognize revenue as well as requiring such entities to provide users of financial statements with more informative disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. The Corporation has not yet completed its assessment of the impact of the adoption of this standard.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
		(restated, note 6)		(restated, note 6)
Employee costs	$118,420	$115,201	$367,864	$361,348
Less: employee costs capitalized to fixed assets and intangible assets	(36,581)	(33,130)	(113,911)	(103,026)
	81,839	82,071	253,953	258,322
Purchase of goods and services
Royalties and rights	100,900	102,889	315,846	316,817
Cost of retail products	57,455	41,270	134,868	103,954
Subcontracting costs	28,714	33,405	86,592	96,576
Marketing and distribution expenses	16,020	13,430	42,793	37,824
Other	84,962	80,816	258,009	242,729
	288,051	271,810	838,108	797,900
	$369,890	$353,881	$1,092,061	$1,056,222

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
		(restated, note 6)		(restated, note 6)
Third parties:
Interest on long-term debt	$42,012	$41,023	$127,217	$130,707
Amortization of financing costs and long-term debt discount	1,147	1,124	3,554	4,029
Loss (gain) on foreign currency translation on short-term monetary items	619	(75)	1,771	1,318
Other	(1,205)	(1,822)	(2,760)	(2,262)
	42,573	40,250	129,782	133,792
Affiliated corporations:
Interest expense	60,751	51,616	180,273	127,784
Dividend income	(62,354)	(52,935)	(185,027)	(131,735)
	(1,603)	(1,319)	(4,754)	(3,951)
Interest on net defined benefit liability	260	930	782	2,933
	$41,230	$39,861	$125,810	$132,774

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
(Gain) loss on embedded derivatives	$(155)	$9,760	$(466)	$80,389
(Gain) loss on reversal of embedded derivative upon debt redemption (note 8)	–	–	(611)	67,002
(Gain) loss on derivative financial instruments for which hedge accounting is not used	–	(187)	3,078	455
Gain on the ineffective portion of fair value hedges	(383)	–	(2,114)	–
(Gain) loss on the ineffective portion of cash flow hedges	(1,458)	194	(1,458)	(1,330)
	$(1,996)	$9,767	$(1,571)	$146,516

6.	CORPORATE REORGANIZATION

On December 29, 2013, the Corporation sold all the operating assets and liabilities of Le Superclub Videotron to a wholly owned subsidiary of its parent corporation. Since as a result of this transaction, no substantive changes have occurred in the parent corporation reporting group and in accordance with the reporting group accounting policy, all figures related to Le Superclub Videotron have been restated as if Le Superclub Videotron had never been a subsidiary of the Corporation.

The total consideration received in 2013, as well as dividends received in 2013 and in prior years were presented directly in retained earnings.

7.	INTANGIBLE ASSETS

As a result of the Industry Canada 700 MHz spectrum auction that ended in the first quarter of 2014, the Corporation acquired seven operating licences, covering the entirety of the provinces of Quebec, Ontario (except Northern Ontario), Alberta and British Columbia, for $233.3 million, for which the Corporation made a cash deposit of $15.9 million in 2013, a $46.7 million payment in the first quarter of 2014 and a final payment of $170.7 million on April 2, 2014. These licences were issued to the Corporation on April 3, 2014 by Industry Canada.

8.	LONG-TERM DEBT

On March 26, 2014, the Corporation issued a notice for the redemption of US$260.0 million in aggregate principal amount of its issued and outstanding 9.125% Senior Notes due April 15, 2018 at a redemption price of 103.042% of their principal amount. As a result, a net loss of $21.4 million was recorded in the consolidated statement of income in the first quarter of 2014, including a loss of $1.6 million previously recorded in other comprehensive income. On April 24, 2014, the Senior Notes were redeemed for a total cash consideration of $295.4 million.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

On April 9, 2014, the Corporation issued US$600.0 million aggregate principal amount of Senior Notes bearing interest at 5.375% and maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on the Corporation’s ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of the Corporation and are redeemable at the option of the Corporation, in whole or in part, at any time before their maturity at a price based on a make-whole formula and at par starting on March 15, 2024. The Corporation has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps, while converting the interest rate from a fixed rate to a floating rate on a US$158.6 million portion of principal amount of the Senior Notes.

Components of long-term debt are as follows:

	September 30, 2014	December 31, 2013
Bank credit facilities	$42,857	$48,214
Senior Notes	2,847,309	2,390,265
Total long-term debt	2,890,166	2,438,479

Change in fair value related to hedged interest rate risk	2,918	–
Adjustment related to embedded derivatives	(8,938)	(7,861)
Financing fees, net of amortization	(32,670)	(31,513)
	(38,690)	(39,374)
Less: current portion	(10,714)	(10,714)
	$2,840,762	$2,388,391

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of September 30, 2014 and December 31, 2013	2,516,829	$3,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participates, for the nine-month period ended September 30, 2014:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2013	–	$–
Granted	50,000	25.49
As of September 30, 2014	50,000	$25.49
Vested options as of September 30, 2014	–	$–

Quebecor Media Inc.
As of December 31, 2013	273,061	$54.00
Granted	14,000	63.50
Exercised	(32,850)	42.49
Cancelled	(13,000)	52.63
As of September 30, 2014	241,211	$56.20
Vested options as of September 30, 2014	24,700	$48.85

For the three-month period ended September 30, 2014, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $0.4 million (a net charge of $1.8 million in 2013). For the nine-month period ended September 30, 2014, a net consolidated charge related to the stock-based compensation plans was recorded in the amount of $0.9 million (a net charge of $2.3 million in 2013).

During the three-month period ended September 30, 2014, none of the parent corporation’s stock options were exercised (9,666 stock options for $0.1 million in 2013). During the nine-month period ended September 30, 2014, 32,850 of the parent corporation’s stock options were exercised for a cash consideration of $0.7 million (83,078 stock options for $1.2 million in 2013).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2014 and 2013

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2012	$16,888	$(35,914)	$(19,026)
Other comprehensive (loss) income	(26,193)	22,000	(4,193)
Balance as of September 30, 2013	(9,305)	(13,914)	(23,219)
Other comprehensive (loss) income	(5,448)	19,558	14,110
Balance as of December 31, 2013	(14,753)	5,644	(9,109)
Other comprehensive loss	(9,451)	–	(9,451)
Balance as of September 30, 2014	$(24,204)	$5,644	$(18,560)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 3/4-year period.

12.	SUBSEQUENT EVENT

On October 28, 2014, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 1,200,000 preferred shares, Series B, for a total cash consideration of $1.2 billion, and settled cumulative unpaid dividends of $46.4 million. On the same day, the Corporation used the total proceeds of $1.2 billion to repay part of its subordinated loan contracted from Quebecor Media Inc. This transaction was carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard Senior Vice President and Chief Financial Officer

Date: November 7, 2014